United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release
CVRD plans to offer two series of mandatorily convertible notes
Rio de Janeiro, June 18, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that it plans to offer in the global capital markets two series (Series RIO and Series RIO P) of mandatorily convertible notes due 2010 through its wholly-owned indirect subsidiary Vale Capital Limited (Vale Capital). At their maturity and upon certain events, the Series RIO Notes will be mandatorily converted to American Depositary Shares, each representing one common share of CVRD, and the Series RIO P Notes will be mandatorily converted to American Depositary Shares, each representing one preferred class A share of CVRD. Together, the American Depositary Shares will represent up to an aggregate of 28,291,020 common shares and 15,147,728 preferred class A shares of CVRD, all of which CVRD currently holds as treasury stock.
The utilization of treasury stock was authorized by the Brazilian Securities Commission (CVM) on June 14, 2007 and will comply with CVM Instruction nº 10/80, as amended, except as expressly authorized by CVM, pursuant to a share purchase agreement to be entered into and between CVRD and Vale Capital.
CVRD will use the net proceeds of this offering for general corporate purposes.
The notes will be unsecured and unsubordinated obligations of Vale Capital and will be fully and unconditionally guaranteed by CVRD. The guarantee will be an unsecured and unsubordinated obligation of CVRD.
Citigroup Global Markets, Inc. (Citi) and J.P. Morgan Securities Inc. (JPMorgan) are acting as underwriters.
The offering will be made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the SEC. Before you invest, you should read the preliminary prospectus supplement and other documents that CVRD and Vale Capital have filed with the SEC for more complete information about CVRD and Vale Capital and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Citi and JPMorgan will arrange to send you the prospectus upon request by calling toll-free +1-800-831-9146 (in the United States), by calling +1-718-765-6732 (outside the United States), or by contacting them at: Citigroup Global Markets, Inc., Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 18, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations